15049169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham (City) AL (State) 35223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph F. Gilmer, Jr. 205-268-3456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

569 Brookwood Village, Ste. 851 (Address) Birmingham (City) AL (State) 35209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph F. Gilmer, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________ , as of December 31 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial and Operations Principal

Title

Notary Public MY COMMISSION EXPIRES OCTOBER 1, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–9

Supplementary Schedules

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 11

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Investment Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Investment Distributors, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 7 to the financial statements, the Company's parent, Protective Life Corporation, was acquired on February 1, 2015 by The Dai-ichi Life Insurance Company, Limited. After completion of the acquisition, the Company is an ultimate wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 5,042,831
Commissions receivable	3,651,800
State income tax receivable	182,630
Receivable from agents	563,324
Other receivables	442,083
Total assets	$ 9,882,668
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 3,651,800
Due to affiliates	613,297
Other payables	277,596
Total liabilities	4,542,693
Stockholder's equity	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,249,000
Retained earnings	4,089,975
Total stockholder's equity	5,339,975
Total liabilities and stockholder's equity	$ 9,882,668

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Income
December 31, 2014

Revenues	
Commissions	$ 107,347,007
Interest income	4,659
Total revenues	107,351,666
Expenses	
Commissions	104,190,217
Other expenses	456,757
Total expenses	104,646,974
Income before provision for income tax expense	2,704,692
Provision for income tax expense	1,014,881
Net income	$ 1,689,811

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
December 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2014	1,000	$ 1,000	$ 1,249,000	$ 3,525,164	$ 4,775,164
Net income				1,689,811	1,689,811
Dividends paid, $1,125 per share				(1,125,000)	(1,125,000)
Balance at December 31, 2014	1,000	$ 1,000	$ 1,249,000	$ 4,089,975	$ 5,339,975

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities	
Net income	$ 1,689,811
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	(35,465)
State income tax receivable	(69,140)
Other receivables	(544,560)
Commissions payable	35,465
Due to affiliates	534,883
Other payables	277,306
Net cash provided by operating activities	1,888,300
Cash flows from financing activities	
Cash dividends paid	(1,125,000)
Net cash used by financing activities	(1,125,000)
Net increase in cash and cash equivalents	763,300
Cash and cash equivalents	
Beginning of year	4,279,531
End of year	$ 5,042,831
Supplemental disclosure of cash flow information	
Cash from tax benefit, net	$ 796,277

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Protective Life Corporation ("PLC") and serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a wholly owned subsidiary of PLC) ("PLICO"), Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC") and MONY Life Insurance Company (a subsidiary of PLICO) ("MONY"), all of which are considered related parties, and Zurich American Life Insurance Company ("ZALICO"). These products include variable annuities issued by PLICO, PLAIC, MONY, and ZALICO, modified guaranteed annuities issued by PLICO and PLAIC, and variable universal life products issued by PLICO, MONY, and ZALICO.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing demand deposit accounts and are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) as of December 31, 2014, due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Interest Income

Interest income is primarily generated through interest earned on an interest-bearing demand deposit account and was accounted for on the accrual method.

Recognition of Commissions Revenue and Expense

Commission revenue and expense is recognized when the underlying insurance contracts have been issued. The Company recognizes 12b-1 fees, marketing fees and distribution fees from mutual funds, when earned. The Company recognized $3.2 million of 12b-1 fees in 2014.

Other Receivables

Other receivables are comprised primarily of advances to the Company's representatives and accrued commissions receivable, including 12b-1 fees.

Income Taxes

The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC, and the Company is included in the consolidated federal income tax return of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the

extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis (generally without a time limit), and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are recorded in the federal income taxes receivable (payable) account and are settled periodically, per the tax sharing agreement. Income tax expense payable is recorded in the due to/from affiliates account and is settled periodically.

Concentration of Credit Risk

The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these financial institutions and determined the risk of material financial loss due to exposure from credit risk to be remote.

3. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLC coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

In accordance with an administrative services agreement, the Company receives management and administrative services from PLC, including allocations for various overhead costs. The Company recognized $0.2 million of related expenses in 2014 under this agreement, which are included in "other expenses".

Amounts due to/from affiliates, as disclosed on the Statement of Financial Condition (along with the related revenue and expense items presented on the Statement of Income), arise from these transactions as well as income taxes payable under the tax allocation agreement with PLC.

The Company earned all of its commissions from affiliated life insurance companies, excluding $4.9 million of commissions from ZALICO and $3.2 million of 12b-1 fees, during the year ended December 31, 2014.

4. Income Taxes

There were no temporary differences at December 31, 2014, and therefore, no resulting deferred tax assets or liabilities were recorded by the Company as of that date.

The income tax expense for the year ended December 31, 2014 was as follows:

Federal		
Current	$	910,071
State		
Current		104,810
	$	1,014,881

The actual income tax expense for 2014 differed from the expected tax expense due to state taxes as displayed below. Expected tax expense was computed by multiplying the U.S. federal income tax rate of 35% to income before income tax expense.

Computed expected tax expense	946,642
Differences between expected and actual tax	
State tax, net of federal benefit	68,126
Non-deductible expenses	113
Total actual tax expense	1,014,881

Included in the "Other Payables" on the accompanying financial statements is the current federal income taxes payable of $0.3 million at December 31, 2014.

As of December 31, 2014, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined that none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense, if applicable.

In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for the tax years that began before 2003.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had computed net capital of $4.2 million, which was $3.8 million in excess of its minimum required net capital of $0.3 million. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2014 was 1.09 to 1. As of and for the year ended December 31, 2014, the Company claimed an exemption from Rule 15c3-3 under Paragraph (k)(1). Customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

6. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business, involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters.

Although the outcome of any such matter cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7. Subsequent Events

Pursuant to the Agreement and Plan of Merger, dated as of June 3, 2014 (the "Merger Agreement"), by and among PLC, a Delaware corporation and parent of the Company, The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan ("Dai-ichi Life"), and DL Investment (Delaware), Inc., a Delaware corporation and a wholly-owned subsidiary of Dai-ichi Life ("DL Investment"), on February 1, 2015, DL Investment merged with and into PLC, with PLC surviving as a wholly-owned subsidiary of Dai-ichi Life (the "Merger").

The Company has evaluated events subsequent to December 31, 2014, and through the financial statement issuance date of February 27, 2015. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014 **Schedule I**

Net Capital	
Total stockholder's equity	$ 5,339,973
Deductions and/or charges	
Nonallowable receivables	(1,188,035)
Net capital	$ 4,151,938
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 3,651,800
Due to affiliates	613,297
Other payables	277,596
Aggregate Indebtedness	$ 4,542,693
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $5,000	$ 302,847
Excess net capital (net capital, less net capital requirement)	$ 3,849,091
Ratio: Aggregate indebtedness to net capital	1.09 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2014 FOCUS Report.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2014 Schedule II

Exemption Under Section (k)(1) has been Claimed
The Company is not required to file the above schedule as it claims an exemption from the Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1), as customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Investment Distributors, Inc.

We have reviewed Investment Distributors, Inc.'s assertions, included in the accompanying Investment Distributors, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2015

Investment Distributors, Inc.
2801 Highway 280 South
Birmingham, AL 35223
Phone: 205-268-3456

Investment Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception

I, Joseph F. Gilmer, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature] 2-27-2015

Signature Date

Financial Operations Principal

Title